Grayscale Funds Trust 485BPOS

Exhibit 99(m)(ii)

SCHEDULE A

to the

DISTRIBUTION AND SERVICE PLAN

Dated May 9, 2024

as amended and restated April 7, 2025

Fund	Fee Rate (per annum of the average daily net assets of the Fund)
Grayscale Privacy ETF	0.25%
Grayscale Bitcoin Miners ETF	0.25%
Grayscale Bitcoin Covered Call ETF	0.25%
Grayscale Bitcoin Premium Income ETF	0.25%
Grayscale Bitcoin Adopters ETF	0.25%
Grayscale Ethereum Covered Call ETF	0.25%
Grayscale Ethereum Premium Income ETF	0.25%